PENNTEX MIDSTREAM PARTNERS, LP

11931 Wickchester Ln., Suite 300

Houston, TX 77043

May 15, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	PennTex Midstream Partners, LP
Amendment No. 5 to Registration Statement on Form S-1
Filed May 7, 2015
File No. 333-199020

Ladies and Gentlemen:

This letter sets forth the responses of PennTex Midstream Partners, LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 14, 2015 (the “Comment Letter”) with respect to Amendment No. 5 to Registration Statement on Form S-1 filed by the Partnership on May 7, 2015 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 6 to the Registration Statement with the Commission (the “Amended Registration Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Use of Proceeds, page 52

1.	We note you intend to use a portion of the proceeds to fund certain remaining capital expenditures. Please disclose the approximate amount intended to be used for this purpose. Please refer to Item 504 of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 3, 9, 15, 26, 52, 68, 111 and 119 of the Amended Registration Statement to address the Staff’s comment. The Partnership notes that it will quantify the approximate amount intended to be used to fund capital expenditures prior to the commencement of the road show.

Dilution, page 54

2.	Please update the disclosure to be consistent with the most recent balance sheet included in the prospectus.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 54 and 55 of the Amended Registration Statement to address the Staff’s comment.

Our Cash Distribution Policy and Restrictions on Distribution

Our Minimum Quarterly Distribution

Estimated Cash Available for Distribution through June 30, 2016, page 60

3.	We note your response to comment 1 and the inclusion of footnote 9. Please disclose the amounts of expansion capital expenditures to be funded from proceeds of the offering and with borrowings under your new credit facility. Also, please disclose the amount of borrowings you have assumed.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 3, 9, 26, 62, 63, 68, 69, 111 and 119 of the Amended Registration Statement to address the Staff’s comment. The Partnership notes that, as described in the Amended Registration Statement, we expect to fund expansion capital expenditures during the forecast period with only borrowings under our revolving credit facility.

Assumptions and Considerations

Financing, page 68

4.	Please quantify the amounts of expansion capital expenditures to be funded from proceeds of the offering and with borrowings under your new credit facility. Please also disclose whether you have a commitment for the interest rates on drawn and undrawn portions of your new revolving credit agreement. If actual interest rates can vary from those disclosed, please disclose the effect on income of a 1/8 percent variance in rates.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 3, 9, 15, 26, 52, 62, 63, 68, 69, 111 and 119 of the Amended Registration Statement to address the Staff’s comment. The Partnership notes that, as described in the Amended Registration Statement, we expect to fund expansion capital expenditures during the forecast period with only borrowings under our revolving credit facility.

*    *    *    *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

PennTex Midstream Partners, LP

By:	PennTex Midstream GP, LLC, its general partner

By:	/s/ Steven R. Jones
Steven R. Jones
Chief Financial Officer

Cc:	Stephen M. Moore
PennTex Midstream Partners, LP

Ryan J. Maierson
Latham & Watkins LLP

Douglas E. McWilliams
Vinson & Elkins L.L.P.

D. Alan Beck
Vinson & Elkins L.L.P.

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